Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM FINANCIAL STATEMENTS

Second Quarter
September 30, 2008

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US Dollars, except per share amounts) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Revenues	$453,758	$379,935	$911,601	$750,429

Cost of revenues	271,147	223,310	546,726	445,924
Selling, general and administrative expenses	137,919	116,345	276,065	222,336
Depreciation	5,664	4,602	11,809	8,789
Amortization of intangibles other than brokerage backlog	4,146	2,445	7,775	4,609
Amortization of brokerage backlog	431	1,463	960	2,518
Operating earnings	34,451	31,770	68,266	66,253
Integrated Security division divestiture bonus	5,715	-	5,715	-
Impairment loss on available-for-sale securities	2,485	-	2,485	-
Interest expense, net	1,439	2,989	5,413	5,977
Other income, net (note 6)	(1,354)	(1,216)	(2,397)	(2,494)
Earnings before income tax and minority interest	26,166	29,997	57,050	62,770
Income tax	8,103	9,874	16,881	20,410
Earnings before minority interest	18,063	20,123	40,169	42,360
Minority interest share of earnings	5,645	4,264	11,640	10,816
Net earnings from continuing operations	12,418	15,859	28,529	31,544
Net earnings from discontinued operations, net of income tax (note 5)	68,905	1,834	70,659	4,231
Net earnings	$81,323	$17,693	$99,188	$35,775
Preferred share dividends	2,538	1,720	5,154	1,720
Net earnings available to common shareholders	$78,785	$15,973	$94,034	$34,055

Net earnings per common share (note 9)
Basic
Continuing operations	$0.34	$0.47	$0.79	$1.00
Discontinued operations	2.34	0.06	2.37	0.14
	$2.68	$0.53	$3.16	$1.14

Diluted
Continuing operations	$0.33	$0.44	$0.74	$0.92
Discontinued operations	2.33	0.06	2.36	0.14
	$2.66	$0.50	$3.10	$1.06

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America
	September 30, 2008	March 31, 2008
Assets
Current assets
Cash and cash equivalents	$94,855	$76,818
Restricted cash	9,901	8,858
Accounts receivable, net of allowance of $12,261 (March 31, 2008 - $10,716)	192,095	177,048
Income tax recoverable	20,608	16,887
Inventories	10,593	20,519
Prepaid expenses and other current assets	36,354	38,273
Deferred income tax	18,830	19,540
Assets held for sale	18,223	88,163
	401,459	446,106
Other receivables	13,374	4,446
Fixed assets	81,574	80,991
Other assets	11,153	12,102
Deferred income tax	17,054	14,082
Intangible assets	160,508	165,919
Goodwill	336,931	322,095
Assets held for sale	5,050	43,602
	625,644	643,237
	$1,027,103	$1,089,343

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$54,204	$49,465
Accrued liabilities	162,965	189,349
Income tax payable	13,871	36
Unearned revenues	29,077	23,846
Long-term debt – current (note 7)	22,677	24,777
Deferred income tax	2,219	411
Liabilities related to assets held for sale	12,045	45,758
	297,058	333,642
Long-term debt – non-current (note 7)	222,123	331,253
Other liabilities	19,322	18,236
Deferred income tax	33,956	41,618
Liabilities related to assets held for sale	-	441
Minority interest	59,362	58,468
	334,763	450,016
Shareholders’ equity
Preferred shares (note 11)	147,197	149,477
Common shares	85,544	88,919
Contributed surplus	24,066	13,135
Receivables pursuant to share purchase plan	(765)	(765)
Retained earnings	126,936	43,415
Cumulative other comprehensive earnings	12,304	11,504
	395,282	305,685
	$1,027,103	$1,089,343
The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands of US Dollars, except share information) – in accordance with generally accepted accounting principles in the United States of America

	Preferred shares		Common shares
	Issued and outstanding shares	Amount	Issued and outstanding shares	Amount	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings	Total shareholders’ equity
Balance, March 31, 2007	-	$-	29,922,888	$80,108	$6,557	$(1,232)	$175,346	$4,096	$264,875

FIN 48 adjustment (note 2)	-	-	-	-	-	-	(4,200)	-	(4,200)

Comprehensive earnings:
Net earnings	-	-	-	-	-	-	35,775	-	35,775
Foreign currency translation adjustments	-	-	-	-	-	-	-	9,387	9,387
Unrealized gain on available-for-sale equity securities, net of income tax of $357	-	-	-	-	-	-	-	1,628	1,628
Comprehensive earnings									46,790
Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,338	-	-	-	1,338
Stock options exercised	-	-	90,550	832	-	-	-	-	832
Issued for purchase of minority interest	-	-	3,556	84	-	-	-	-	84
Purchased for cancellation	-	-	(121,400)	(392)	-	-	(3,127)	-	(3,519)
Stock dividend (note 11)	5,979,074	149,477	-	-	-	-	(149,477)	-	-

Preferred Shares:
Dividends (note 11)	-	-	-	-	-	-	(1,720)	-	(1,720)
Balance, September 30, 2007	5,979,074	$149,477	29,895,594	$80,632	$7,895	$(1,232)	$52,597	$15,111	$304,480

Balance, March 31, 2008	5,979,074	$149,477	30,112,587	$88,919	$13,135	$(765)	$43,415	$11,504	$305,685

Comprehensive earnings:
Net earnings	-	-	-	-	-	-	99,188	-	99,188
Foreign currency translation adjustments	-	-	-	-	-	-	-	711	711
Reclass to earnings of unrealized loss on available-for-sale equity securities, net of income tax of $20	-	-	-	-	-	-	-	89	89
Comprehensive earnings									99,988
Subsidiaries’ equity transactions	-	-	-	-	9,749	-	-	-	9,749
Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,182	-	-	-	1,182
Stock options exercised	-	-	73,245	282	-	-	-	-	282
Purchased for cancellation	-	-	(960,300)	(3,657)	-	-	(11,123)	-	(14,780)
Preferred Shares:
Purchased for cancellation	(91,200)	(2,280)	-	-	-	-	610	-	(1,670)
Dividends (note 11)	-	-	-	-	-	-	(5,154)	-	(5,154)
Balance, September 30, 2008	5,887,874	$147,197	29,225,532	$85,544	$24,066	$(765)	$126,936	$12,304	$395,282

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US Dollars) – in accordance with generally accepted accounting principles in the United States of America

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
Cash provided by (used in)

Operating activities
Net earnings	$81,323	$17,693	$99,188	$35,775
Net earnings from discontinued operations	(68,905)	(1,834)	(70,659)	(4,231)
Items not affecting cash:
Depreciation and amortization	10,241	8,510	20,544	15,916
Deferred income taxes	(3,095)	(1,467)	(4,261)	(2,460)
Minority interest share of earnings	5,645	4,264	11,640	10,816
Other	119	1,740	930	2,568

Changes in non-cash working capital:
Accounts receivable	14,323	(8,147)	(16,088)	(27,074)
Inventories	8,423	(3,218)	9,259	(2,598)
Prepaids and other assets	3,307	(2,245)	1,082	(3,260)
Payables and accruals	(21,342)	7,618	(28,853)	10,662
Unearned revenues	(6,851)	(3,701)	621	1,684
Discontinued operations	251	(16,266)	2,616	(3,327)
Net cash provided by operating activities	23,439	2,947	26,019	34,471

Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(2,846)	(21,351)	(7,899)	(71,492)
Purchases of minority shareholders’ interests, net (note 4)	(12,343)	(2,955)	(16,456)	(4,785)
Purchases of fixed assets	(3,954)	(5,072)	(12,127)	(15,176)
Changes in other assets	4,468	382	3,633	(2,551)
Changes in other receivables	217	(839)	(168)	5
Changes in other liabilities	3,886	(602)	7,481	3,092
Changes in restricted cash	142	(2,278)	(1,043)	6,403
Discontinued operations	155,031	(1,917)	154,355	(2,604)
Net cash provided by (used in) investing activities	144,601	(34,632)	127,776	(87,108)

Financing activities
Increase in long-term debt	30,430	64,106	54,617	85,279
Repayment of long-term debt	(166,787)	(45,500)	(166,787)	(59,786)
Proceeds received on exercise of stock options	182	-	282	858
Repurchases of Subordinate Voting Shares	70	-	(14,780)	(3,520)
Repurchases of Preferred Shares	(1,670)	-	(1,670)	-
Dividends paid to minority shareholders of subsidiaries	(1,956)	(486)	(7,715)	(2,274)
Dividends paid to preferred shareholders	(2,538)	-	(5,154)	-
Discontinued operations	-	6,159	-	3,555
Net cash (used in) provided by financing activities	(142,269)	24,279	(141,207)	24,112
Effect of exchange rate changes on cash	57	2,473	1,801	7,618

Increase (decrease) in cash and cash equivalents	25,828	(4,933)	14,389	(20,907)

Cash and cash equivalents, beginning of period	61,868	88,173	76,818	102,806
Amount held by discontinued operations, beginning of period	7,359	23	3,848	1,364
	69,227	88,196	80,666	104,170

Cash and cash equivalents, end of period	94,855	82,241	94,855	82,241
Amount held by discontinued operations, end of period	200	1,022	200	1,022
	$95,055	$83,263	$95,055	$83,263
The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008
(Unaudited)
(in thousands of US Dollars, except per share amounts)

1.
DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of property services to commercial, residential and institutional customers in North America and various other countries around the world.  The Company’s operations are conducted through three segments: Commercial Real Estate Services, Residential Property Management and Property Services.

2.
SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2008.

These interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2008 and the results of operations and its cash flows for the three month and six month period ended September 30, 2008.  All such adjustments are of a normal recurring nature.  The results of operations for the three month and six month period ended September 30, 2008 are not necessarily indicative of the results to be expected for the nine month transitional period ending December 31, 2008, as the Company adopts a December year-end effective December 31, 2008.

The Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) effective April 1, 2008.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements.  As a result of FASB Staff Position No. 157-2, the application of SFAS 157 is delayed to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.

The adoption of SFAS 157 did not have a material effect on the Company’s results of operations or financial position, however additional disclosures are now required as shown in note 8.  Financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy.  A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2– Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 – Unobservable inputs

The Company adopted Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”) effective April 1, 2008.  SFAS 159 permits the Company to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option.   The Company did not elect the fair value measurement option under SFAS 159 for any financial assets or liabilities.

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”) on April 1, 2007.  The cumulative effect of the adoption of FIN 48 was an increase in tax provision of $3,800, including $700 of accrued interest, which was accounted for as a reduction of retained earnings as at April 1, 2007 of $4,200 and a reduction of goodwill of $400.

3.
ACQUISITIONS – During the six month period, the Company made two acquisitions in Commercial Real Estate Services and one acquisition in Property Services for aggregate cash consideration of $7,288 which was allocated as follows: intangible assets $3,763; net tangible assets and liabilities $(896); minority interest $(543) and goodwill $4,964.  The purchase price allocations are preliminary and are expected to be finalized within one year of the respective acquisition dates as assessments of the fair values of intangible assets acquired are completed.  In the prior year period, acquisitions were made for cash consideration of $67,245.

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition.  Such contingent consideration is issued at the expiration of the contingency period.  As at September 30, 2008, there was contingent consideration outstanding of up to $45,100 ($53,600 as at March 31, 2008).  The contingencies will expire during the period extending to February 2011.  In certain circumstances, vendors are entitled to receive interest on contingent consideration issued to them, which interest is calculated from the acquisition date to the payment date at interest rates ranging from 5% to 7%.  The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, as additional costs of the acquired businesses.  There was $611 of contingent consideration issued during the six months ended September 30, 2008 (six months ended September 30, 2007 - $4,247) and allocated to goodwill.

The majority of the goodwill recognized during the six months ended September 30, 2008 is expected to be deductible for income tax purposes.

4.
PURCHASES OF MINORITY SHAREHOLDERS’ INTERESTS, NET – During the six months ended September 30, 2008, the Company completed purchases of shares of subsidiaries for cash consideration of $17,709 (six months ended September 30, 2007 – cash consideration of $5,045 and stock consideration of $84).  The purchase prices for the 2008 transactions were allocated as follows: intangible assets $995; net tangible assets and liabilities $(398); minority interest $5,425 and goodwill $11,687.  The purchase price allocations are preliminary and are expected to be finalized by December 31, 2008 as assessments of the fair values of intangible assets acquired are completed.  Also during the six months ended September 30, 2008, the Company sold shares in a subsidiary for cash proceeds of $1,253 (six months ended September 30, 2007 – cash proceeds of $260).

5.
DISCONTINUED OPERATIONS – Discontinued operations includes the Integrated Security Services segment, the sale of which was completed on July 1, 2008.  The pre-tax gain on the disposal of this segment was $80,865, before income taxes of $11,024, resulting in a net after-tax gain of $69,841.

Also included in discontinued operations is the Company’s Canadian commercial mortgage securitization operation which was wound down in the prior fiscal year.  As at September 30, 2008, the Company had contracts to convert fixed-rate mortgage loans to floating rates in its discontinued mortgage securitization operation.  The notional amount of these contracts at September 30, 2008 was $134,847.  Because the contracts do not qualify as accounting hedges, changes in the fair value of the contracts are recognized in earnings from discontinued operations.  As of September 30, 2008, the fair value loss of these contracts was $10,784 resulting in a gain of $940 in the six months ended September 30, 2008 (March 31, 2008 – fair value loss of $11,724).

6.	OTHER INCOME – Other income is comprised of the following:

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Earnings from available-for-sale securities	$567	$565	$1,153	$1,104
Gain (loss) on sale of subsidiary shares	767	(123)	906	(123)
Earnings from equity method investments	20	774	338	1,513
	$1,354	$1,216	$2,397	$2,494

7.
LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority partners.

The covenants and other limitations within the amended and restated credit agreement and the Senior Note agreements are substantially the same.  The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

On June 29, 2008, the Company made a $14,286 scheduled principal repayment on its 8.06% Senior Notes.

8.
FINANCIAL INSTRUMENTS – The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	September 30, 2008		March 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value

Held-to-maturity investments	$ 6,494	$ 6,396	$ 5,858	$ 5,925
Available-for-sale securities	14,909	14,909	17,291	17,291
Long-term debt	244,800	262,068	354,654	392,429

Held-to-maturity investments have various maturities through to 2012 and are included under the balance sheet captions “restricted cash”, “prepaid expenses and other current assets” and “other assets”.  Available-for-sale securities consist of equity securities in a subsidiary of Resolve Business Outsourcing Income Fund (“Resolve”), which are exchangeable for publicly traded units of Resolve and are included under the balance sheet caption “prepaid expenses and other current assets”.

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2008:

		Fair value measurements at September 30, 2008
	Carrying value at September 30, 2008	Level 1	Level 2	Level 3

Available-for-sale securities	$ 14,909	$ 14,909	$ -	$ -
Interest rate derivative contracts	10,784	-	10,784	-

The valuation technique used to measure the fair value for available-for-sale securities is the quoted market price.  At September 30, 2008, the Company’s available-for-sale securities were deemed to be other-than-temporarily impaired and an unrealized, non-cash loss of $2,485 ($2,038 net of income tax) was recorded in the statement of earnings.  Interest rate derivative contracts are measured at fair value using market prices obtained from third parties.

The following table provides the financial assets and liabilities measured at fair value for impairment assessment as of September 30, 2008 and are subject to fair value adjustments in certain circumstances:

Fair value measurements at September 30, 2008
	Carrying value at September 30, 2008	Level 1	Level 2	Level 3

Held-to-maturity investments	$ 6,494	$ -	$ 6,396	$ -

Held-to-maturity investments are valued based on market prices obtained from third parties.

9.	EARNINGS PER COMMON SHARE – The following table reconciles the numerators used to calculate diluted earnings per common share:
	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Net earnings available to common shareholders	$78,785	$15,973	$94,034	$34,055
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(62)	(729)	(1,098)	(1,748)
Net earnings for diluted earnings per share calculation purposes	$78,723	$15,244	$92,936	$32,307

The following table reconciles the denominators used to calculate earnings per common share:

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Basic shares	29,395,000	29,896,000	29,746,000	29,866,000
Assumed exercise of Company stock options	173,000	489,000	225,000	524,000
Diluted shares	29,568,000	30,385,000	29,971,000	30,390,000

10.	STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  On June 23, 2008, shareholder approval was received to reserve an additional 800,000 Subordinate Voting Shares for issuance under the stock option plan.  As at September 30, 2008, there were 832,000 options available for future grants (March 31, 2008 – 338,000).

Grants under the Company’s stock option plan are equity-classified awards.  There were 341,000 stock options granted during the six months ended September 30, 2008 (six months ended September 30, 2007 – 50,500).  Stock option activity for the six months ended September 30, 2008 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Shares issuable under options – Beginning of period	1,454,000	$16.94
Granted	341,000	17.18
Exercised	(73,245)	3.81
Forfeited	(35,000)	19.32
Shares issuable under options – End of period	1,686,755	$17.51	2.69	$2,281
Options exercisable – End of period	736,755	$14.60	1.79	$1,988

The amount of compensation expense recorded in the statement of earnings for the six months ended September 30, 2008 was $1,182 (six months ended September 30, 2007 – $1,338).  As of September 30, 2008, there was $2,701 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4.0 years.  During the six month period ended September 30, 2008, the fair value of options vested was $464 (six month period September 30, 2007 – $267).

Subsidiary stock option and notional value appreciation plans
The Company has stock option plans at certain of its subsidiaries.  The impact of potential dilution from these plans is reflected in the Company’s diluted earnings per share (see note 9).

The Company also has notional value appreciation plans at certain of its subsidiaries that provide for cash payments to be made to subsidiary employees.  Subsidiary employees are compensated if the “notional value” of the subsidiary increases.  The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amounts plus or minus changes in indebtedness relative to a fixed opening amount.  The calculation is designed to motivate and reward employees to grow earnings and repay indebtedness and is not measured by the growth in fair value of the subsidiary’s stock.  The Company’s accounting policy is to record the intrinsic value of these awards as accrued liabilities.  All awards are subject to vesting conditions; therefore graded attribution is applied to the intrinsic value. As a result, compensation expense and the related accrued liability are recognized over the vesting period.  Compensation expense is recorded in the consolidated statement of earnings.  Since these plans are ultimately settled in cash, no dilutive effect has been reflected in the Company’s diluted earnings per share.

11.
PREFERRED SHARES – on June 25, 2007, the Company declared a special stock dividend on its Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”).  One 7% Cumulative Preference Share, Series 1 (a “Preferred Share”) was issued for every five outstanding Common Shares, resulting in the issuance of 5,979,074 Preferred Shares on August 1, 2007.  Each Preferred Share has a stated amount of $25.00.

A dividend of $0.4375 per Preferred Share, for the period March 31, 2008 to June 29, 2008, was paid on June 30, 2008 and a dividend of $0.4375 per Preferred Share, for the period June 30, 2008 to September 29, 2008, was paid on September 30, 2008.  As at September 30, 2008, the Company may redeem each Preferred Share for $25.75 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.75.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

The following table provides the pro forma impact on diluted earnings per common share of the preferred dividends on comparative periods.

	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007
Diluted earnings per common share from continuing operations:
As reported	$0.33	$0.44	$0.74	$0.92
Impact of preferred dividends on comparative period	-	(0.03)	-	(0.12)
Pro forma	$0.33	$0.41	$0.74	$0.80

12.
CONTINGENCIES – The Company has shareholder agreements with the minority owners of its subsidiaries.  These agreements allow the Company to “call” the minority position at fair value determined with the use of a formula price, which is usually equal to a multiple of average net earnings before extraordinary items, minority interest share of earnings, income tax, interest, depreciation and amortization for a defined period, less debt.  The owners may also “put” their interest to the Company at the same price subject to certain limitations.  The purchase price may, at the option of the Company, be paid in cash or in Subordinate Voting Shares.  Acquisitions of these minority interests, if any, would be accounted for using the purchase method.  The total obligation if all call or put options were exercised as at September 30, 2008 was approximately $187,100 (March 31, 2008 - $233,000), or, if satisfied with Subordinate Voting Shares, would result in the issuance of approximately 12,200,000 Subordinate Voting Shares (March 31, 2008 – 10,800,000).

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

13.
SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  Commercial Real Estate Services provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Three months ended September 30

2008
Revenues	$188,865	$167,388	$97,467	$38	$453,758
Operating earnings	4,259	15,039	18,408	(3,255)	34,451

2007
Revenues	$188,842	$144,448	$46,555	$90	$379,935
Operating earnings	8,608	13,961	12,751	(3,550)	31,770

	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Six months ended September 30

2008
Revenues	$402,841	$330,564	$178,104	$92	$911,601
Operating earnings	17,791	28,057	28,554	(6,136)	68,266

2007
Revenues	$382,405	$278,493	$89,365	$166	$750,429
Operating earnings	24,133	25,473	23,042	(6,395)	66,253

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended September 30

2008
Revenues	$ 314,420	$ 54,515	$ 30,799	$ 54,024	$ 453,758
Total long-lived assets	424,513	73,969	34,830	45,701	579,013

2007
Revenues	$ 249,594	$ 51,668	$ 36,475	$ 42,198	$ 379,935
Total long-lived assets	339,755	72,458	32,617	20,309	465,139

	United States	Canada	Australia	Other	Consolidated

Six months ended September 30

2008
Revenues	$ 611,988	$ 116,160	$ 70,882	$ 112,571	$ 911,601

2007
Revenues	$ 487,949	$ 107,325	$ 74,613	$ 80,542	$ 750,429

14.
RECENTLY ISSUED ACCOUNTING STANDARDS – In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”).  SFAS 141R changes the method of accounting for business acquisitions at the acquisition date and in subsequent periods.  This standard is effective prospectively for business combinations for which the acquisition date is on or after January 1, 2009.  The Company is in the process of evaluating the impact of the adoption of SFAS 141R.  The following changes in practice will be required for acquisitions completed under SFAS 141R: (i) transaction costs will be expensed, resulting in increases to selling, general and administrative expenses; (ii) contingent consideration will be recognized at the acquisition date, resulting in increases to goodwill and accrued liabilities; and (iii) the fair value of contingent consideration will be re-measured quarterly, resulting in increased volatility in earnings.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  SFAS 160 changes the accounting and reporting for minority interests.  This standard is effective as of January 1, 2009.  The Company is in the process of evaluating the impact of the adoption of SFAS 160.  The following change in practice will be required under SFAS 160: non-controlling interest will be presented within shareholders’ equity rather than the “mezzanine” section of the balance sheet.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 requires enhanced disclosures about the Company’s derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under SFAS No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on the Company’s financial position, financial performance, and cash flows. The Standard is effective for the Company as of January 1, 2009.  The Company is currently evaluating the impact of the adoption of SFAS 161 on its financial statement note disclosures.

In April 2008, the FASB staff issued Statement of Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  The Standard is effective for the Company as of January 1, 2009.  The Company is currently evaluating the impact of the adoption of FSP 142-3 on its financial position and results of operations.

15.
SUBSEQUENT EVENT – On October 15, 2008, the Company acquired 65% of the shares of a commercial real estate services company based in New York.  The purchase price of $19,200 was funded through the revolving credit facility.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
(in US Dollars)
November 4, 2008

Consolidated review

Operating results for the quarter ended September 30, 2008, relative to the same period a year ago were resilient in light of difficult economic conditions, with higher revenues and operating earnings generated through a combination of internal and acquired growth.

On July 1, 2008, we completed the sale of our Integrated Security Services division for gross proceeds of $187.5 million, and net cash proceeds of $155.0 million, which were primarily used to repay indebtedness on our revolving credit facility.  We recorded an after-tax gain on sale of $69.8 million on this transaction.

During the six months ended September 30, 2008, we completed three small acquisitions at an aggregate cost of $7.3 million.  We also acquired minority interests in our Residential Property Management and Commercial Real Estate Services operations, increasing our ownership position in these businesses, for a purchase price of $17.7 million.

On October 15, 2008, we completed the acquisition of a 65% interest in GVA Williams Real Estate (“Williams”).  Founded in 1926 and based in New York, Williams provides both brokerage and property management services in the Tri-State region.  Williams generated revenues of approximately $70 million during the twelve month period prior to the acquisition date.  The purchase price of $19.2 million was funded through our revolving credit facility.  This operation will be integrated with our Commercial Real Estate Services segment.

On May 15, 2008, we announced that we will be changing our fiscal year-end to December 31, effective December 31, 2008.  This change in year-end did not cause any change in quarter-ends, will bring our year-end into alignment with our peers in the market, and is expected to result in efficiencies at our two segments that already operate with calendar year-ends.  To make the change, we will report a nine-month transitional period ending December 31, 2008 consisting of three quarters.  The quarter ended September 30, 2008 is referred to in this MD&A as the “second quarter”.

Results of operations - three months ended September 30, 2008

Revenues for our second quarter were $453.8 million, 19% higher than the prior year quarter.  Internal growth was 3%, while acquisitions and changes in foreign exchange rates contributed 15% and 1%, respectively.  Our Property Services segment accounted for most of the acquisition revenue growth.

Second quarter EBITDA (see “Reconciliation of non-GAAP measures” below) was $45.0 million versus $41.9 million reported in the prior year quarter.  Our EBITDA margin was 9.9% of revenues versus 11.0% of revenues in the prior year quarter, while our operating earnings margin was 7.6% versus 8.4% in the prior year quarter.  Operating earnings for the quarter were $34.5 million, up slightly from $31.8 million in the prior year period.

Net interest expense was $1.4 million versus $3.0 million recorded in the prior year quarter.  Included in interest for the quarter was a $1.5 million gain on an interest rate swap that was incepted and settled during the quarter.  Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at September 30, 2008 was $37.3 million lower than one year ago as a result of the proceeds received on the Integrated Security division, offset by spending on acquisitions during the past twelve months.

In July 2008, we paid a $5.7 million cash divestiture bonus to management in connection with the successful completion of the sale of the Integrated Security division.  Although the divestiture bonus related to a discontinued operation, under GAAP it was required to be reported in continuing operations.  Also during the quarter, we recognized a $2.5 million non-cash, other-than-temporary impairment loss on our 7% equity stake in Resolve Business Outsourcing Income Fund (“Resolve”), which reduced our carrying amount to the closing market price as of September 30, 2008.

The consolidated income tax rate was approximately 31% of earnings before income tax and minority interest, down slightly from the 33% rate in the prior year’s quarter.  For the nine-month transitional period, we expect our tax rate to approximate 30%.

Net earnings from continuing operations for the quarter were $12.4 million, down 22% versus the prior year quarter.  The decrease was primarily attributable to the Integrated Security division divestiture bonus and Resolve impairment loss noted above.

The Commercial Real Estate Services segment generated $188.9 million of revenues during the second quarter, flat relative to the prior year quarter.  An internal revenue decline of 11% was offset by growth from acquisitions of 8% and foreign exchange on translation of earnings of 3%.  Investment sales activity slowed considerably in the United States and Australia, resulting in internal revenue declines of approximately 20% in these markets, while revenues in our other markets were consistent with the prior year.  Second quarter EBITDA was $9.9 million, down 26% versus the year-ago period.  EBITDA was impacted by (i) lower revenues and (ii) foreign exchange translation losses resulting from significant exchange rate movements during the quarter.  The EBITDA margin was 5.2% relative to 7.1% during the year-ago period.

Our Residential Property Management segment reported revenues of $167.4 million for the quarter, up 16% versus the prior year quarter.  Internal growth was 8% and an additional 8% of growth resulted from acquisitions completed during the last twelve months, including a facilities staffing business in the US Northeast in January 2008.  Internal growth was attributable to property management contract wins, as well as increases to ancillary maintenance revenues.  Residential Property Management EBITDA was $17.7 million relative to $16.4 million in the prior year quarter and margins were 10.6% versus 11.4%.  The decrease in margin was primarily the result of reductions in landscape maintenance margins due to higher fuel costs and lower demand for high-margin installation services.

Property Services revenues were $97.5 million, an increase of 109% over the prior year period.  Internal growth was 36%, while acquisitions accounted for 73%, both attributable to our October 2007 purchase of Field Asset Services, a provider of residential property preservation services to the financial services industry.  Internal revenue growth was led by Field Asset Services, which more than doubled its revenues relative to the year-ago period.  The base business, excluding recently acquired Field Asset Services, experienced an internal revenue decline of 6%, primarily at our consumer-oriented California Closets franchise system and “branchise” operations.  EBITDA was $20.3 million, up from $14.0 million in the prior year period.  The EBITDA margin was 20.8% versus 30.0% last year.  The margin was impacted by Field Asset Services, which, due to its vendor network operating model, carries a lower margin than the base business, and by revenue declines at California Closets.

Corporate expenses for the second quarter totaled $3.2 million, relative to $3.5 million in the comparable period.  The decrease in corporate expenses was primarily due to a reduction in both Sarbanes-Oxley consulting expenses and performance-based incentive bonus accruals.

Results of operations – six months ended September 30, 2008

Revenues for the six months ended September 30, 2008 were $911.6 million, 21% higher than the prior year period.  Internal growth was 5%, while acquisitions and changes in foreign exchange rates contributed 14% and 2%, respectively.  Our Property Services segment accounted for most of the acquisition revenue growth.

Six month EBITDA (see “Reconciliation of non-GAAP measures” below) was $90.1 million versus $84.6 million reported in the prior year period.  Our EBITDA margin was 9.9% of revenues versus 11.3% of revenues in the prior year period, while our operating earnings margin was 7.5% versus 8.8% in the prior year period.  Operating earnings for the six months were $68.3 million, up slightly from $66.3 million in the prior year period.

Net interest expense was $5.4 million versus $6.0 million recorded in the prior year period.  Included in interest was a $1.5 million gain on an interest rate swap that was incepted and settled during the quarter ended September 30, 2008.  The average interest rate on debt during the period, excluding the swap gain, was 5.3%, which is down from 7.1% from the prior year’s period.  Indebtedness during the first quarter, prior to the closing of the Integrated Security division sale, resulted in $1.0 million of increased interest relative to the prior year period, despite the reduction in interest rates.

The consolidated income tax rate was approximately 30% of earnings before income tax and minority interest, down from the 33% rate in the prior year’s period.  The current period’s rate was positively affected by strong earnings in lower-tax jurisdictions outside of North America.

Net earnings from continuing operations for the six months were $28.5 million, down 10% versus the prior year period.  The decrease was primarily attributable to the Integrated Security division divestiture bonus and Resolve impairment loss noted above.

The Commercial Real Estate Services segment generated $402.8 million of revenues during the six month period.  Revenue growth was 5%, comprised of an internal revenue decline of 8%, growth from acquisitions of 10% and foreign exchange of 3%.  Each of the Asia Pacific, New Europe (comprised of Central and Eastern Europe and Russia), Latin America and Canadian operations experienced modest internal revenue growth, while the US operations, which comprised 30% of segment revenues, experienced a 25% decline due to difficult market conditions, primarily related to the lack of available credit to support sale transactions.  EBITDA during the six month period was $28.9 million, down 12% versus the year-ago period.  EBITDA was impacted by weak revenues in the US operations and balance sheet foreign currency translation losses, offset by solid contributions from operations in the Asia Pacific, New Europe, Latin America and Canadian regions, as well as recently acquired tuck-unders.  The EBITDA margin was 7.2% relative to 8.6% during the year-ago period.

Our Residential Property Management segment reported six month revenues of $330.6 million, up 19% versus the prior year period.  Internal growth was 10% and an additional 9% of growth resulted from acquisitions completed during the last twelve months, including a facilities staffing business in the US Northeast in January 2008.  Internal growth was generated primarily from property management contract wins.  Residential Property Management EBITDA was $33.6 million relative to $30.1 million in the prior year period and margins were 10.2% versus 10.8%.  The decrease in margin was primarily the result of reductions in landscape maintenance margins due to higher fuel costs and lower demand for high-margin installation services.

Property Services revenues were $178.1 million, an increase of 99% over the prior year period.  Internal growth was 32%, while acquisitions accounted for 67%, both attributable to our October 2007 purchase of Field Asset Services, a provider of residential property preservation services to the financial services industry.  Internal revenue growth was led by Field Asset Services, which more than doubled its revenues relative to the year-ago period.  The base business, excluding recently acquired Field Asset Services, experienced an internal revenue decline of 6%, primarily at our consumer-oriented California Closets franchise system and “branchise” operations.  EBITDA was $32.3 million, up from $25.5 million in the prior year period.  Impacting the profitability for the six month period was the contraction of revenues at California Closets as well as moving costs and related productivity reductions at Field Asset Services.  The EBITDA margin was 18.1% versus 28.6% last year.  The margin was impacted by Field Asset Services, which, due to its vendor network operating model, carries a lower margin than the base business.

Corporate expenses for the six months totaled $6.0 million, relative to $6.3 million in the prior year period.  The decrease in corporate expenses was primarily due to a reduction in both Sarbanes-Oxley consulting expenses and performance-based incentive bonus accruals.

Discontinued operations

Included in discontinued operations for the six months ended September 30, 2008 are the Integrated Security division, the sale of which was completed on July 1, 2008, and the Canadian Commercial Mortgage Securitization operation (“CCMS”), which was wound down during the quarter ended March 31, 2008.  The wind down of CCMS is complete except for the disposal of remaining mortgage loans receivable.  During the six months ended September 30, 2008, we sold $3.2 million of mortgages for cash proceeds, without gain or loss.  We expect to dispose of the remaining mortgage loans receivable, along with the related hedging contracts, as soon as practicable.

Quarterly net earnings from discontinued operations were $68.9 million, relative to $1.8 million in the prior year quarter.  Included in the current quarter was a $69.8 million after-tax gain on the disposal of the Integrated Security division.

As at September 30, 2008, we had $17.6 million (March 31, 2008 – $20.8 million) of mortgage loans receivable and a right to purchase $124.6 million (March 31, 2008 – $151.9 million) of mortgages from our co-lenders.  As at September 30, 2008, we had interest rate hedges to convert C$143.5 million (March 31, 2008 – C$143.5 million) of fixed-rate mortgage loans receivable to floating rates with a fair value loss of $10.8 million (March 31, 2008 – loss of $11.7 million).  Because the hedging contracts do not qualify as accounting hedges, changes in fair value are recognized in earnings from discontinued operations.

Summary of quarterly results (unaudited)

(in thousands of US$, except per share amounts)	Q1	Q2	Q3	Q4

NINE-MONTH TRANSITIONAL PERIOD ENDING DECEMBER 31, 2008
Revenues	$457,843	$453,758
Operating earnings	33,815	34,451
Net earnings from continuing operations	16,111	12,418
Net earnings from discontinued operations	1,754	68,905
Net earnings	17,865	81,323
Net earnings per share:
Basic	0.51	2.68
Diluted	0.47	2.66

FISCAL YEAR ENDED MARCH 31, 2008
Revenues	$370,494	$379,935	$451,100	$371,686
Operating earnings (loss)	34,483	31,770	21,162	(13,839)
Net earnings (loss) from continuing operations	15,685	15,859	9,683	(8,162)
Net earnings (loss) from discontinued operations	2,397	1,834	(1,698)	(1,199)
Net earnings (loss)	18,082	17,693	7,985	(9,361)
Net earnings (loss) per share:
Basic	0.61	0.53	0.18	(0.40)
Diluted	0.56	0.50	0.15	(0.40)

FISCAL YEAR ENDED MARCH 31, 2007
Revenues			$326,611	$275,691
Operating earnings			14,577	9,883
Net earnings from continuing operations			6,673	2,586
Net earnings (loss) from discontinued operations			1,084	(233)
Net earnings			7,757	2,353
Net earnings per share:
Basic			0.26	0.08
Diluted			0.25	0.06

OTHER DATA
EBITDA – Period ending December 31, 2008	$45,063	$45,018
EBITDA – Fiscal 2008	42,739	41,894	$36,684	$(1,443)
EBITDA – Fiscal 2007		31,103	23,837	20,082

Seasonality and quarterly fluctuations

Certain segments of our operations are subject to seasonal variations based on historical patterns.  The Commercial Real Estate Services operation historically has generated peak brokerage revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions.  Brokerage revenues and earnings during the balance of the year have historically been relatively even, however historical patterns are not necessarily indicative of future results.  These brokerage operations comprise approximately 33% of consolidated annual revenues.

The seasonality of our service lines results in variations in quarterly revenues and operating margins.  Variations can also be caused by acquisitions, which alter the consolidated service mix.

Reconciliation of non-GAAP measures

We define EBITDA as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, depreciation, amortization and stock-based compensation expense.  We use EBITDA to evaluate operating performance and it is an integral part of our planning and reporting systems.  We use multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets.  We believe EBITDA is a reasonable measure of operating performance because of the low capital intensity of our service operations. We also believe EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance generally accepted accounting principles (“GAAP”) in the United States, and should not be considered as a substitute for net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  Our method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA appears below.

(in thousands of US$)	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Net earnings from continuing operations	$12,418	$15,859	$28,529	$31,544
Minority interest	5,645	4,264	11,640	10,816
Income taxes	8,103	9,874	16,881	20,410
Other income, net	(1,354)	(1,216)	(2,397)	(2,494)
Interest expense, net	1,439	2,989	5,413	5,977
Impairment loss on available-for-sale securities	2,485	-	2,485	-
Integrated Security division divestiture bonus	5,715	-	5,715	-
Operating earnings	34,451	31,770	68,266	66,253
Depreciation and amortization	10,241	8,510	20,544	15,916
Stock-based compensation expense	326	1,614	1,271	2,464
EBITDA	$45,018	$41,894	$90,081	$84,633

We are presenting adjusted earnings measures to eliminate the impact of (i) amortization of intangible assets recognized in connection with acquisitions, (ii) stock-based compensation expense and (iii) a divestiture bonus paid to management upon the sale of our Integrated Security division.  We believe that the adjusted earnings measures are the best way to assess operating performance and that they are an important metric in valuing our shares because (i) amortization expense is a non-cash charge that impacts the earnings of acquisitive companies and reduces comparability with non-acquisitive companies, (ii) stock-based compensation expense is a non-cash charge that is effectively double-counted, as the dilutive effects of stock options are factored into the diluted share count and (iii) the divestiture bonus was a payment made in connection with a discontinued operation.  In addition, we are presenting the pro forma impact of the preferred share dividends on comparative periods.  The preferred share dividend obligation commenced on August 1, 2007 upon the issuance of the Preferred Shares.  The adjusted earnings measures are not recognized measures of financial performance under GAAP and should not be considered as a substitute for net earnings from continuing operations or cash flows from operating activities, as determined in accordance with GAAP.  The following tables provide a reconciliation of the adjusted measures:

(in thousands of US$, except per share amounts)	Three months ended September 30		Six months ended September 30
	2008	2007	2008	2007

Net earnings from continuing operations	$12,418	$15,859	$28,529	$31,544
Preferred dividends	(2,538)	(1,720)	(5,154)	(1,720)
Amortization expense	4,577	3,908	8,735	7,127
Impairment loss on available-for-sale securities	2,485	-	2,485	-
Integrated Security division divestiture bonus	5,715	-	5,715	-
Stock-based compensation expense	326	1,614	1,271	2,464
Income tax on adjustments	(4,250)	(1,563)	(6,045)	(2,740)
Minority interest on adjustments	(402)	(467)	(779)	(824)
Adjusted net earnings from continuing operations	$18,331	$17,631	$34,757	$35,851

Diluted net earnings per share from continuing operations	$0.33	$0.44	$0.74	$0.92
Pro forma impact of preferred share dividends on comparative periods	-	(0.03)	-	(0.12)
	0.33	0.41	0.74	0.80
Amortization, net of deferred income tax	0.09	0.08	0.16	0.14
Impairment loss on available-for-sale securities, net of tax	0.07	-	0.07	-
Integrated Security division divestiture bonus, net of tax	0.12	-	0.12	-
Stock-based compensation expense, net of deferred income tax	0.01	0.04	0.03	0.06
Adjusted diluted net earnings per share from continuing operations	$0.62	$0.53	$1.12	$1.00

Liquidity and capital resources

Net cash generated by operating activities from continuing operations for the six month period was $23.4 million, versus $37.8 million in the prior year period.  The decrease was primarily attributable to significant cash usage to settle accrued liabilities during the first quarter.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

On July 1, 2008, we received $187.7 million of gross proceeds upon the completion of the sale of our Integrated Security division.  Net proceeds, after repurchase of minority interests and transaction costs, of $155.0 million were primarily applied to repay indebtedness under the revolving credit facility.

Net indebtedness as at September 30, 2008 was $149.9 million, versus $279.2 million at March 31, 2008.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness was attributable to the net proceeds on the sale of the Integrated Security division, offset by spending on share repurchases, fixed assets and business acquisitions.  We are in compliance with the covenants within our financing agreements as at September 30, 2008 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.

We had $174.9 million of available un-drawn credit as of September 30, 2008, ($155.7 million after giving effect to the acquisition of Williams on October 15, 2008), and a further $50 million available under an accordion provision subject to lender approval.

For the six months ended September 30, 2008, capital expenditures were $12.1 million.  Significant purchases included leasehold improvements and office furniture to refurbish and expand Commercial Real Estate Services offices, and leasehold improvements, office furniture and computer equipment to relocate and expand the operations of Field Asset Services.  Based on our current operations, capital expenditures for the nine-month transitional period are expected to be approximately $16 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $45.1 million as at September 30, 2008 ($53.6 million as at March 31, 2008).  The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable.  The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.  When the contingencies are resolved and additional consideration is payable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In those operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at fair value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any 12-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The approximate total value of the minority shareholders’ interests, as calculated in accordance with shareholders’ agreements, was as follows:

(in thousands of US$)	September 30, 2008	March 31, 2008

Commercial Real Estate Services	$ 60,200	$ 95,400
Residential Property Management	76,300	81,700
Property Services	50,600	46,800
	$ 187,100	$ 223,900

The table above excludes the Integrated Security division, which had minority shares valued at $8.7 million as of March 31, 2008, and was sold on July 1, 2008.  The value of the minority shares decreased on account of net purchases of minority shares for consideration of $16.5 million during the six month period and declines in the estimated fair value of the minority shares.  The purchase prices of the minority interests may be satisfied with any combination of cash and/or Subordinate Voting Shares and, if paid with cash, could materially increase net earnings by eliminating minority interest expense and increasing intangibles amortization expense and interest expense.  Satisfying the purchase price with Subordinate Voting Shares would result in the issuance of approximately 12,200,000 Subordinate Voting Shares (March 31, 2008 – 10,800,000).

The following table summarizes our contractual obligations as at September 30, 2008:

Contractual obligations	Payments due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$ 239,507	$ 20,234	$ 51,067	$ 103,206	$ 65,000
Capital lease obligations	5,293	2,443	2,850	-	-
Operating leases	204,147	41,167	70,800	50,473	41,707
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-

Total contractual obligations	$ 448,947	$ 63,844	$ 124,717	$ 153,679	$ 106,707

At September 30, 2008, we had commercial commitments totaling $4.3 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 6.4%.

Off-balance sheet arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 12, 17 and 18 to the March 31, 2008 annual audited consolidated financial statements and note 5 to the September 30, 2008 unaudited interim consolidated financial statements.

Transactions with related parties

During the six months ended September 30, 2008, we paid rent to entities controlled by minority shareholders of our subsidiaries.  The business purpose of these transactions was to rent office and warehouse space.  The amount of the transactions was $1.1 million (2007 – $0.4 million), and they were completed at market rates.  The ongoing operating lease commitments associated with these transactions are included in the contractual obligations table above.

Critical accounting policies and estimates

There have been no other changes in our critical accounting policies and estimates from those described in our annual report dated March 31, 2008.

Recently adopted accounting standards

We adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) effective April 1, 2008.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 is applicable to other accounting pronouncements that require or permit fair value measurements.  As a result of FASB Staff Position 157-2, the application of SFAS 157 is delayed to fiscal years beginning after November, 15, 2008 for all non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.  There were no material adjustments as a result of adoption.

We adopted Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No. 115 (“SFAS 159”) effective April 1, 2008.  SFAS 159 permits us to measure certain financial instruments, assets and liabilities at fair value on an instrument-by-instrument basis under a fair value option.  We did not elect the fair value measurement option under SFAS 159 for any financial assets or liabilities.

Recently issued accounting standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”).  SFAS 141R changes the method of accounting for business acquisitions at the acquisition date and in subsequent periods.  This standard is effective prospectively for business combinations for which the acquisition date is on or after January 1, 2009.  The Company is in the process of evaluating the impact of the adoption of SFAS 141R.  The following changes in practice will be required for acquisitions completed under SFAS 141R: (i) transaction costs will be expensed, resulting in increases to selling, general and administrative expenses; (ii) contingent consideration will be recognized at the acquisition date, resulting in increases to goodwill and accrued liabilities; and (iii) the fair value of contingent consideration will be re-measured quarterly, resulting in increased volatility in earnings.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  SFAS 160 changes the accounting and reporting for minority interests.  This standard is effective as of January 1, 2009.  The Company is in the process of evaluating the impact of the adoption of SFAS 160.  The following change in practice will be required under SFAS 160: non-controlling interest will be presented within shareholders’ equity rather than the “mezzanine” section of the balance sheet.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 requires enhanced disclosures about our derivative and hedging activities such as the objective for using derivative instruments, the method of accounting for derivative instruments and related hedged items under SFAS No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on our financial position, financial performance, and cash flows. The Standard is effective for us as of January 1, 2009.  We are currently evaluating the impact of the adoption of SFAS 161 on our financial statement note disclosures.

In April 2008, the FASB staff issued Statement of Position No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP 142-3 amends the factors used when considering the useful life of recognized intangible assets.  The Standard is effective for us as of January 1, 2009.  We are currently evaluating the impact of the adoption of FSP 142-3 on our financial position and results of operations.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company.

As of the date hereof, we have outstanding 27,899,838 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,887,874 Preferred Shares.  In addition, as at the date hereof, 1,686,755 Subordinate Voting Shares are issuable upon exercise of options granted under our stock option plan.

During the period from May 22, 2008 to June 30, 2008, we purchased 960,300 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and the NASDAQ National Market at an average cost of $15.39 per share pursuant to a Normal Course Issuer Bid (“NCIB”).  The purchases represented 3.2% of the Subordinate Voting Shares outstanding prior to the purchases.  During the period from September 22, 2008 to September 29, 2008, we purchased 91,200 Preferred Shares at an average cost of $18.31 pursuant to the NCIB, representing 1.5% of the Preferred Shares outstanding prior to the purchases.  All purchases were funded from cash on hand and through the revolving credit facility.  We are authorized to purchase an additional 1,760,000 Subordinate Voting Shares and 383,800 Preferred Shares under the NCIB which expires on June 6, 2009.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the six month period ended September 30, 2008 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains certain forward-looking statements.  Such forward-looking statements involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives.  Such statements are generally accompanied by words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “project”, “will” or similar words and phrases.  Our actual results may differ materially from such statements.  Factors that could result in such differences, among others, are:

•	Economic conditions, especially as they relate to consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Competition in the markets served by the Company.
•	Labor shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•
The effects of volatility in foreign currency exchange rates in relation to the US dollar, in particular related to our Australian dollar and Euro denominated Commercial Real Estate Services operations and balances.

•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Risks arising from any regulatory review.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.